UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Nuno Vieira, Investor Relations Director

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351-21-500-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Portugal Telecom, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5%(1)

14.	Type of Reporting Person CO

(1)           Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Portugal, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Comunicações, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. MEO - Serviços de Comunicações e Multimedia, S.A.(formerly TMN Telecomunicações Móveis Nacionais, S.A.)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Móveis, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel Brasil S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

Preliminary Statement

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13D, filed on June 13, 2012 (the “Original Schedule 13D”), by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”, the Original Schedule 13D as amended by Amendment No. 1 and as further amended by this Amendment, this “Statement”), filed on October 8, 2013, by the Reporting Persons.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D and Amendment No. 1.

On October 1, 2013, Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi” or the “Issuer”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), Pasa Participações S.A. (“Pasa”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel” and, together with AG Telecom, LF Tel, Pasa, EDSP75 and Telemar Participações S.A. (“TmarPart”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart.  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the PT Assets and a wholly owned subsidiary of TmarPart, and Portugal Telecom is expected to merge with and into TmarPart with TmarPart as the surviving company.  See Items 4, 6 and 7 of the Statement.

On January 27, 2014, Portugal Telecom announced that all services rendered by TMN — Telecomunicações Móveis Nacionais, S.A. (“TMN”) would be provided under the MEO brand and that TMN had changed its designation to MEO — Serviços de Comunicações e Multimédia, S.A. (“MEO”).  All references to “TMN — Telecomunicações Móveis Nacionais, S.A.” and “TMN” in the Statement are hereby replaced, respectively, with “MEO — Serviços de Comunicações e Multimédia, S.A.” and “MEO.”

In addition, all references to “CorpCo” and “TelPart”  in the Statement are hereby replaced with “TmarPart,” as it has now been determined that TmarPart will be the surviving entity in the Business Combination.

The Reporting Persons are filing this Amendment No. 2 to update the information previously reported in connection with the proposed Business Combination.

Item 3.                     Source of Funds

The information set forth in Item 3 of the Statement is hereby amended by adding the following paragraphs at the end thereof:

Schedule 13D

Prior to the consummation of the Capital Increase, Portugal Telecom is expected to undertake a series of transactions with the purpose of transferring to PT Portugal, SGPS, S.A. (“PT Portugal”) all or substantially all of its assets, other than the interests it holds directly or indirectly in Oi and Contax, and all or substantially all of its liabilities on the date of contribution.

In connection with the Capital Increase, Banco Santander (Brasil), S.A. was engaged to prepare a valuation report (“PT Assets Valuation Report”), to determine the value of the shares of PT Portugal (and consequently of the assets and liabilities to be transferred to PT Portugal) (the “PT Assets”). According to the PT Assets Valuation Report, the PT Assets were valued at an amount between €1,623.3 million and €1,794.1 million. For purposes of the subscription in the Capital Increase, the Board of Directors of Oi has determined a value for the PT Assets of €1,750 million, or R$5,709.9 million, based on the Euro-Real exchange rate on February 20, 2014, the day before the first publication of the notice for the extraordinary general meeting of the shareholders of Oi to approve the PT Assets Valuation Report, in accordance with the subscription agreement signed by Portugal Telecom and Oi that is described in Item 6 below.

Item 4.                     Purpose of Transaction

The reference to “TmarPart or another company constituted for that purpose (in either case, “CorpCo”)” under the subsection of Item 4 of the Statement entitled “Proposed Business Combination with Oi” is hereby replaced with “TmarPart,” as it has now been determined that TmarPart will be the surviving entity in the Business Combination.

Item 5.       Interest in Securities of the Issuer

The information set forth in Items 5(a) and (b) of the Statement is hereby amended by adding the following paragraphs at the end of the subsection of the Statement entitled “Information as to Common Shares of the Issuer that May Be Deemed to Be Beneficially Owned by the Reporting Persons”:

On February 19, 2014, Portugal Telecom entered into a subscription agreement with Oi in connection with Oi’s Capital Increase, pursuant to which Portugal Telecom has a right to acquire shares of Oi, to be paid for by contributing the shares of PT Portugal (and consequently the PT Assets) to Oi.  Pursuant to the subscription agreement, the price per share will be equivalent to the price per share in the cash portion of the Oi Capital Increase, which will be determined through a bookbuilding process in connection with a global offering.  Although the economic value of the PT Assets to be contributed by PT to Oi in the Oi Capital Increase has been determined, as described in Item 3 above, the number of shares cannot be determined until the pricing of the global offering component of the Oi Capital Increase. For the description of the subscription agreement, see “Agreement by Portugal Telecom to Subscribe for Shares of Oi” set forth under Item 6 below.

Schedule 13D

In addition, the subscription by Bratel of the debentures described in “Debenture Subscription Agreements and Private Deeds” under Item 6 below, and the conversion of such debentures into common and preferred shares of the issuers thereof in accordance with their terms in connection with the Business Combination, will have the effect of increasing the Reporting Persons’ beneficial ownership of the capital stock of Oi.  The Reporting Persons’ existing beneficial ownership interests in the capital stock of TmarPart and Oi will be added to the shares to be acquired in the Oi Capital Increase, the share exchanges described in Item 6, the subscription and conversion of the debentures by the parties thereto, and the other steps of the Business Combination will cause Portugal Telecom to beneficially own interests in TmarPart and Oi such that Portugal Telecom is expected to hold between 36.6% and 39.6% of TmarPart after giving effect to the Merger of Shares of Oi into TmarPart.  See Item 6 below, which is hereby incorporated by reference into this Item 5(a) and (b).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by adding the following subsections at the end thereof:

Share Exchange Agreements

On February 19, 2014, Bratel executed separate share exchange agreements with Andrade Gutierrez S.A. (“AG”) and Jereissati Telecom S.A. (“Jereissati”) with respect to Pasa and EDSP75, respectively, and, as intervening parties, Jereissati and AG, respectively, and Pasa, AG Telecom, EDSP75, LF Tel and Fundação Atlântico de Seguridade Social (“FASS”), in order to undertake partial spin-offs of the shares of CTX (and, indirectly, Contax) held by them, to be held by the CTX Holdcos (as described in Item 6 of the Statement under “Memorandum of Understanding Relating to CTX and Contax”).

Subject to the satisfaction of certain conditions precedent, including the completion of the spin-offs of the shares of CTX to be held by the CTX Holdcos and the completion of the Oi Capital Increase (including the contribution of the PT Assets), Bratel, and AG and Jereissati, agreed to exchange all shares of the CTX Holdcos’ stock capital held by Bratel, as well as 50% (fifty percent) of the shares of CTX and Contax stock capital held by Bratel, for common shares of Pasa and EDSP75 held by AG and Jereissati respectively.

If all conditions precedent are not satisfied by October 1, 2014, the parties are not obligated to proceed with the exchange of shares described above and will have the right to rescind the share exchange agreements.

Reorganization of TmarPart

In connection with, and following, the spin-off of the shares of CTX (and, indirectly, Contax) and the completion of the share exchanges, the parties to the Business Combination will undertake a number of steps to implement a reorganization of TmarPart (the “TmarPart Reorganization”), including (1) the incorporation of AG Telecom by Pasa, (2) the incorporation of LF Tel by EDSP75, (3) the incorporation of Pasa and EDSP75 by Bratel, (4) the partial spin-off of TmarPart, comprising of an investment in Oi proportional to the capital interest of

Schedule 13D

TmarPart in Bratel, with the incorporation of the such spin-off assets from Bratel, (5) the spin-off of Bratel with the transfer of its remaining capital interest in TmarPart to Marnaz Holdings S.A. (“Marnaz”), (6) the incorporation of Bratel by Oi.

The reorganization of TmarPart is conditioned upon (1) the effective completion of the Oi Capital Increase, (2) the settlement of the AG Telecom, LF Tel and TmarPart indebtedness, (3) the Merger of Shares and (4) the Portugal Telecom Merger.

Amendments to Shareholders’ Agreements

As part of the reorganization of TmarPart described above, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agree to exercise their voting rights to approve each step of the Business Combination, including the steps described under “Reorganization of TmarPart” above.

The amendments to the shareholders’ agreements provide that, if the Oi Capital Increase occurs and any of the subsequent steps of the Business Combination, including the Merger of Shares and the TmarPart Reorganization, does not occur by December 31, 2014, the shareholders will use their best efforts to implement the TmarPart Reorganization and Oi to achieve the same goals intended with the Business Combination, although without the obligation to implement the TmarPart Reorganization, the Merger of Shares and the Portugal Telecom Merger (as described in Item 4).

In case the Business Combination is not completed by December 31, 2014, (1) any of the shareholders parties to the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel, PTB2 S.A. (“PTB2”), AG and Jereissati to receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities, and (2) the qualified quorums provided in the Global Shareholders’ Agreement will be adjusted considering the percentage interests held by BNDESPAR, PREVI, PETROS and FUNCEF on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through the sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement or their related parties.  An amendment to the Global Shareholders’ Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Agreements to Terminate the Shareholders’ Agreements

On February 19, 2014, together with the amendments described above, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of the following conditions precedent in connection with the several steps of the Business Combination: (1) the incorporation of Pasa into

Schedule 13D

Bratel, for the Pasa Shareholders’ Agreement, (2) the incorporation of EDSP75 into Bratel, for the EDSP75 Shareholders’ Agreement, and (3) the effective completion of the Merger of Shares (as described in Item 4) and the Portugal Telecom Merger (as described in Item 4), for the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement.

Temporary Voting Agreement of the Shareholders of Oi and TmarPart

On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas Fundo de Investimento em Ações (“Caravelas”) (an investment vehicle managed by an affiliate of Banco BTG Pactual S.A.), Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, for the purpose of approving, among other things, the Merger of Shares and the Portugal Telecom Merger (as described in Item 4).

The parties thereto agreed to (1) call a meeting of Oi shareholders to engage the valuation bank and to approve the corresponding valuation reports as part of the steps of the TmarPart Reorganization, (2) vote in favor of the Merger of Shares and (3) vote in favor of the Portugal Telecom Merger.

The temporary voting agreement will remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

Attached to the Temporary Voting Agreement of the Shareholders of Oi and TmarPart described above are the forms of the related (i) Protocol and Justification for the Merger of Bratel into Oi, which sets forth the terms of the merger of Bratel with and into Oi (including that the shareholders of Bratel, which at that time will include Portugal Telecom, Venus RJ Participações S.A. (“Venus”) (a company to be controlled by AG) and Sayed RJ Participações S.A. (“Sayed”) (a company to be controlled by Jereissati), will receive the Common Shares and preferred shares of Oi held by Bratel), as a step in the Reorganization of TmarPart, and (ii) Protocol and Justification for the Merger of Shares of Oi into TmarPart, which sets forth the terms of the Merger of Shares of Oi with TmarPart (including that each Common Share of Oi will be exchanged for a common share of TmarPart and each 1.0857 preferred shares of Oi will be exchanged for a common share of TmarPart).

Agreement by Portugal Telecom to Subscribe for Shares of Oi

On February 19, 2014, Portugal Telecom executed an agreement to subscribe for shares of capital stock of Oi, in connection with the Oi Capital Increase, by contributing assets of Portugal Telecom (the “Portugal Telecom Assets”).  The Oi Capital Increase is expected to have a total value of R$14.1 billion, with a minimum of R$7.0 billion to be subscribed in cash (and with a target of R$8.0 billion), and the remainder in Portugal Telecom Assets.

Subject to the satisfaction of certain conditions, Portugal Telecom agrees to subscribe for shares of Oi issued in connection with the Oi Capital Increase, pursuant to subscription orders to be submitted by Portugal Telecom, through the contribution to Oi of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”) to Oi.  The price per share will be equivalent to the price per share in the cash portion of the Oi Capital Increase, which will be determined through a bookbuilding process in connection with a global offering. The economic value of PT Portugal, and consequently of the Portugal Telecom Assets, was determined by a valuation report prepared by Banco Santander (Brasil) S.A.  The valuation report has been submitted for the approval of the general shareholders’ meetings of Oi and Portugal Telecom, each scheduled to be held on March 27, 2014.  After the shares of PT Portugal have been transferred by Portugal Telecom to Oi, Oi has agreed to succeed to the rights and obligations of Portugal Telecom under contracts, so long as those contracts have been indicated in the documents for the global offering component of the Oi Capital Increase.

Among the conditions precedent for Portugal Telecom to subscribe to the Oi Capital Increase are: (1) the approval of the valuation report of the Portugal Telecom Assets by the shareholders of Oi, (2) the approval by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações (“ANATEL”) and the Portuguese competition authority, Autoridade de Concorrência, of

Schedule 13D

the Business Combination and (3) the approval of creditors of Portugal Telecom, where necessary to complete the Business Combination, including waivers of creditors of Portugal Telecom.

Among the conditions for Portugal Telecom to close are: (1) a successful global offering in Brazil and in the international markets of at least R$7.0 billion by Oi, (2) the submission of a subscription order in the global offering by Caravelas and by shareholders of TmarPart of at least R$2.0 billion and (3) the settlement of the Oi Capital Increase within a maximum of 70 (seventy) days from the date of the first call of the meeting of the shareholders of Oi.

If the conditions are not met or waived by October 1, 2014, Portugal Telecom may, in its sole discretion, rescind the contract.  The contract can be terminated (1) by either party, if the closing of the proposed transaction does not occur by October 1, 2014, (2) by Portugal Telecom, if, after the bookbuilding process, Portugal Telecom is expected to hold an interest of less than 36.6% of the total voting capital of CorpCo, assuming the consummation of the Merger of Shares, or (3) by Oi if, after the bookbuilding process, Portugal Telecom is expected to hold an interest of more than 39.6% of the total voting capital of CorpCo, assuming the consummation of the Merger of Shares.  Furthermore, if the agreement is terminated for any reason other than due to a breach of contract by Portugal Telecom, Oi agrees to reimburse Portugal Telecom in an amount up to US$10.0 million for documented costs of Portugal Telecom’s obtaining third-party approvals in its liability management process.

Agreement to Assign Priority Subscription Rights

On February 19, 2014, Portugal Telecom executed a private undertaking with respect to the assignment of priority subscription rights for the capital stock of Oi, among TmarPart, Valverde, AG Telecom and LF Tel. Under the agreement, TmarPart, Valverde, AG Telecom and LF Tel agree to assign and transfer to Portugal Telecom their priority subscription rights corresponding to 448,243,246 shares of capital stock issued by Oi, representing 290,549,788 commons shares of capital stock and 157,693,458 preferred shares of capital stock.

The agreement is intended to provide the priority subscription rights to Portugal Telecom necessary for Portugal Telecom to subscribe for shares of Oi in the Oi Capital Increase pursuant to the agreement described above.  The agreement to assign priority subscription rights will remain in effect until the agreement by Portugal Telecom to subscribe for shares of Oi is in effect or until definitive agreements are executed in order transfer the priority rights.

Debenture Subscription Agreements and Private Deeds

On February 19, 2014, Bratel executed separate debenture subscription agreements of Pasa and EDSP75, with the issuer companies and Venus and Sayed, respectively (collectively, the “Bratel Debentures Subscription Agreements”).  On the same date, PTB2 S.A. (“PTB2”), a subsidiary of Bratel, also executed separate debenture subscription agreements of Venus and Sayed respectively (collectively, the “PTB2 Debentures Subscription Agreements”).  On the same date, AG Telecom and LF Tel executed separate debenture subscription agreements with Pasa and

Schedule 13D

EDSP75, respectively (collectively, the “Pasa/EDSP75 Debentures Subscription Agreements”), and signed a debenture subscription agreement with TmarPart (the “TmarPart Debentures Subscription Agreement”).

The Bratel Debentures Subscription Agreements

On February 19, 2014, Bratel agreed, subject to conditions, (1) together with Venus, to subscribe for one Series A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 388,081,549 common shares, and one Serie B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 388,081,549 common shares and 213,739,263 preferred shares issued by Pasa, and (2) together with Sayed, to subscribe for one Serie A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 762,969,285 common shares, and one Serie B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 762,969,285 common shares and 420,211,919 preferred shares issued by EDSP75.  The debentures will be issued on the date of the General Shareholders’ Meeting of Pasa and EDSP75, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The debentures will be mandatorily converted into common shares of TmarPart on the date of the Merger of Shares of Oi by TmarPart. The proceeds will be used solely for the payment of all of the indebtedness of Pasa and EDSP75, respectively, or their controlled subsidiaries.

The primary condition precedent to the settlement of the debentures is the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, Pasa and EDSP75 will, respectively, redeem and cancel their debentures, and Bratel, together with Venus and Sayed, will be, respectively, released from their obligations under the Bratel Debentures Subscription Agreements.

The PTB2 Debentures Subscription Agreements

On the same date of the Bratel Debentures Subscription Agreements, PTB2 agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into 208,599,126 common shares and 179,482,423 preferred shares issued by Venus, and (2) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into 410,106,399 common shares and 352,862,887 preferred shares issued by Sayed.  The debentures will be issued on the date of the General Shareholders’ Meeting of Venus and Sayed, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The proceeds will be used solely for the payment of all of the indebtedness of Venus and Sayed, respectively, or their controlled subsidiaries.

The PTB2 Debentures Subscription Agreements have similar conditions precedent to the settlement of the debentures, most importantly the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, Venus and Sayed will,

Schedule 13D

respectively, redeem and cancel their debentures, and PTB2 will be released from its obligations under the PTB2 Debentures Subscription Agreements.

The Pasa/EDSP75 Debentures Subscription Agreements

On February 19, 2014, Pasa and EDSP75 agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 691,446,091 common shares issued by AG Telecom, and (2) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 1,359,384,726 common shares issued by LF Tel.  The debentures will be issued on the date of the General Shareholders’ Meeting of AG Telecom and LF Tel, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The proceeds will be used solely for the payment of all of the indebtedness of AG Telecom and LF Tel, respectively, or their controlled subsidiaries.

The Pasa/EDSP75 Debentures Subscription Agreements are also conditioned upon the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, AG Telecom and LF Tel will, respectively, redeem and cancel their debentures, and Pasa and EDSP75 will be, respectively, released from their obligations under the PTB2 Debentures Subscription Agreements.

The TmarPart Debenture Subscription Agreement

Also on February 19, 2014, AG Telecom and LF Tel agreed, subject to conditions, to subscribe for debentures in an aggregate principal amount equal to R$3,428.0 million, convertible into 2,212,047,712 common shares issued by TmarPart. The debentures will be issued on the date of the General Shareholders’ Meeting of TmarPart that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The debentures will be mandatorily converted into common shares of TmarPart on the date of the Merger of Shares of Oi by TmarPart.  The proceeds will be used solely for the payment of all of the indebtedness of TmarPart, and the early redemption, in local currency, of all preferred shares issued by TmarPart.

The primary condition precedent to the settlement of the debentures is the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above. If the conditions precedent are not satisfied by October 1, 2014, TmarPart will redeem and cancel its debentures, and AG Telecom and LF Tel will be released from their obligations under the TmarPart Debentures Subscription Agreements.

The Private Deeds

Attached to each of the Debenture Subscription Agreements described above is the form of a related Private Deed that sets forth the necessary corporate authorizations, the legal requirements for the issuance of the debentures, the specific characteristics of the issuance (including number of the series, aggregate amount, unit principal amount, payment and use of proceeds) and the terms of the debentures (including issuance date, quantity to be issued,

Schedule 13D

mandatory conversion into common shares, subscription and settlement processes, and settlement date). The Private Deed for each series of debentures is expected to be executed on the date of issuance of those debentures.

Schedule 13D

Item 7.           Material to be Filed as Exhibits

Exhibit	Description

1.

Joint Filing Agreement, dated as of October 7, 2013 by and between the Reporting Persons (incorporated by reference to Exhibit 1 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

2.	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487)).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

9.

Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (incorporated by reference to Exhibit 9 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

10.

Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A. (incorporated by reference to Exhibit 10 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

11.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation).

12.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation).

Schedule 13D

13.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

14.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

15.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

16.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

17.

First Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (1º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

18.

Terms of Termination of the Shareholders’ Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

Schedule 13D

19.

First Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (1º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

20.

Terms of Termination of the Shareholders’ Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

21.

Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “CorpCo”) (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “CorpCo”)), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation).

22.

Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

23.

Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

24.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation).

25.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation).

Schedule 13D

26.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation).

27.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation).

28.

Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntuntes da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation).

29.

Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntuntes da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation).

30.

Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Provada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Henrique Granadeiro
	Name:	Henrique Granadeiro
	Title:	Chief Executive Officer

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Chief Financial Officer

PT PORTUGAL, SGPS, S.A.

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Vice President

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

PT COMUNICAÇÕES, S.A.

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

By:	/s/ Carlos Duarte
	Name:	Carlos Duarte
	Title:	Executive Member of the Board of Directors

[Signature Page to Amendment No. 2 to Portugal Telecom Schedule 13D]

MEO – SERVIÇOS DE COMUNICAÇÕES E MULTIMEDIA, S.A.

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

By:	/s/ Carlos Duarte
	Name:	Carlos Duarte
	Title:	Executive Member of the Board of Directors

PT MÓVEIS, SGPS, S.A.

By:	/s/ Henrique Granadeiro
	Name:	Henrique Granadeiro
	Title:	Chairman of the Board of Directors

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Executive Member of the Board of Directors

BRATEL B.V.

By:	/s/ C.C. van den Broek
	Name:	C.C. van den Broek
	Title:	Director B

By:	/s/ Carlos Cruz
	Name:	Carlos Cruz
	Title:	Director A

[Signature Page to Amendment No. 2 to Portugal Telecom Schedule 13D]

BRATEL BRASIL S.A.

By:	/s/ Shakhaf Wine
	Name:	Shakhaf Wine
	Title:	President

By:	/s/ Pedro Guterres
	Name:	Pedro Guterres
	Title:	Director

[Signature Page to Amendment No. 2 to Portugal Telecom Schedule 13D]